U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                   Form 10-SB


                                Amendment No. 2


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        Southcoast Financial Corporation
                 (Name of Small Business Issuer in its Charter)


         South Carolina                                    57-1079460
 (State or Other Jurisdiction of            (IRS Employer Identification Number)
 Incorporation or Organization)


         530 Johnnie Dodds Boulevard, Mt. Pleasant, South Carolina 29464
                (Address of Principal Executive Office, Zip Code)

         Issuer's Telephone Number, Including Area Code: (843) 884-0504

Securities to be registered under Section 12(b) of the Act:

            Title of each class                  Name of each exchange on which
            to be so registered                  each class is to be registered

            None



Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

         This document contains forward-looking statements with respect to the financial condition, results of operations, and business of the Company and the Bank. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) the Company and its subsidiary bank may not be able to operate profitably; (2) Competitive pressure in the banking industry may increase significantly; (3) Costs or difficulties related to operation of the Bank may be greater than expected; (4) Changes in the interest rate environment may reduce margins; (5) General economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit demand and quality; (6) Changes may occur in the regulatory environment; (7) Changes may occur in business conditions and/or inflation; (8) The Company and those it deals with may not successfully remedy the Year 2000 problem; and (9) Changes may occur in the securities markets. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. The information in this document is as of April 30, 1999 except where a differennt date is indicated.

                                     PART I

Item 1.  Description of Business.

General

         Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). On April 29, 1999, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of capital stock of the Bank were exchanged for shares of common stock of the Company and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no business other than that of owning the Bank and has no employees.

         The Bank is a South Carolina state bank incorporated in June, 1998, and which commenced operations as a commercial bank in July, 1998. The Bank operates from its offices in Mt. Pleasant and Charleston, South Carolina. The main office is located at 530 Johnnie Dodds Boulevard, in Mt. Pleasant, South Carolina, and the Charleston office is located at 802 Savannah Highway in Charleston, South Carolina.

         Both of the Bank's offices are located in Charleston County, South Carolina. Charleston County, which had a 1996 population of approximately 278,000, is the state's third most populous county. Population growth in the County has been low in recent years due to the closing of the Charleston Naval Base in 1995 which employed about 40,000 persons of whom 26,000 were military. The closure has had a substantial dampening effect, slowing net population growth. Major employers in county include other U.S. military facilities, the Medical University of South Carolina, several private and governmental hospitals, lumber and paper manufacturers and automobile parts manufacturers. Local governmental entities and schools also employ large numbers of people. Charleston County is a major tourist destination with a historically and architecturally significant old city as well as several world-class beaches and beach resort complexes. Over 40,000 people are employed in tourism related jobs. Per capita and median family income are the fourth highest for any county in South Carolina and have grown in recent years somewhat faster than comparable growth at the state and national level. In 1995, per capita income in Charleston County was $21,645 compared to state and national levels of $19,037 and $23,196 respectively. From 1991 to 1995 per capita income in Charleston County increased 27% compared to increases of 21% and 18% in South Carolina and the United States. Simarly, median family income increased from 1991 to 1996 by 17% in Charleston County as compared to state and national increases of 15% and 16%, respectively. Nonagricultural employment grew by approximately 7% from 1993 to 1997 excluding members of the armed forces. During the same period residential and commercial construction increased by over 95%.

         The Bank offers a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

         The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment inventory, accounts receivable, and the like. Management believes that the credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a sufficient volume of high quality loans.

         Management of the Bank believes that the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals, industries or groups of related individuals or industries and the Bank has no foreign loans. The loan portfolio consists primarily of mortgage loans and extensions of credit to businesses and individuals in its service area within Charleston County, South Carolina. The economy of this area is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

         Other services offered by the Bank include residential mortgage loan origination services, safe deposit boxes, night depository service, VISA(R) and MasterCard(R) charge cards, tax deposits, travelers checks, and twenty-four hour automated teller service is planned. The ATM will be part of the Intercept network.

         At April 15, 1999, the Bank employed 23 persons full-time. Management of the Bank believes that its employee relations are excellent.

Financial Aspects of Business

         The following information describes various financial aspects of the Bank's business. The reader should bear in mind that the Bank was open for business for less than half of 1998. Accordingly, the information provided below will not necessarily provide much information about the future condition or results of operations of the Bank. This information should be read in conjunction with the financial statements of the Bank which appear elsewhere in this document. Because the Company has no business other than ownership of the Bank, the following information also describes the financial aspects of the business of the Company.

         The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Year ended December 31, 1998.

                       Average Balances, Yields and Rates

                                                                                                    Period Ended December 31,
                                                                                                              1998
                                                                                                            Interest
                                                                                          Average           Income/         Yields/
                                                                                         Balance(1)         Expense          Rates
                                                                                         ----------         -------          -----
Assets
Deposits in other banks .....................................................            $      5             $  1            4.75%
Securities ..................................................................               1,039               30            5.77%
Federal funds sold ..........................................................               8,297              193            4.65%
Loans .......................................................................               3,873              270           13.94%
                                                                                         --------             ----           -----
     Total interest earning assets ..........................................              13,214              494            7.48%
Cash and due from banks .....................................................                 209
Allowance for loan losses ...................................................                 (86)
Premises and equipment ......................................................                 888
Other assets ................................................................                 188
                                                                                         --------             ----           -----
     Total assets ...........................................................            $ 14,413
Liabilities and shareholders' equity
Interest bearing deposits
   Interest bearing transaction accounts ....................................            $    229             $  2            1.74%
   Savings and Money Market accounts ........................................                 389                7            3.60%
   Time deposits $100M and over .............................................               1,221               37            6.06%
   Other time deposits ......................................................               1,438               40            5.56%
                                                                                         --------             ----           -----
     Total interest bearing deposits ........................................               3,277               85            5.25%
Short-term debt .............................................................                   5                1            5.15%
                                                                                         --------             ----           -----
     Total interest bearing liabilities .....................................               3,282               86            5.24%
Noninterest bearing demand deposits .........................................                 839
Other liabilities ...........................................................                  41
Shareholders' equity ........................................................              10,251
                                                                                         --------
     Total liabilities and shareholders' equity .............................            $ 14,413
                                                                                         ========
Interest rate spread (2) ....................................................                                                 2.24%
Net interest income and net yield on earning assets (3) .....................                                 $408            6.18%
Interest free funds supporting earning assets (4) ...........................            $  9,932

(1)  Average balances are computed on a daily basis.
(2) Total interest bearing assets yield less the total interest bearing liabilities rate.
(3)  Net interest income divided by total interest earning assets.
(4)  Total interest earning assets less total interest bearing liabilities.

         During 1999, management expects that interest rates will move within a narrow range, and management has not identified any factors that would cause interest rates to increase sharply in a short period of time. Therefore, any improvements in net interest income for 1999 are expected to be largely the result of increases in the volume of interest earning assets and liabilities or changes in the mix of interest earning assets, such as increased loan volume. Management expects to continue to use marketing strategies to increase the Bank's market share for both deposits and quality loans within its service area. These strategies involve offering attractive interest rates and continuing the Bank's commitment to providing outstanding customer service.

Interest Rate Sensitivity

         Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

         The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive assets exceeded rate sensitive liabilities, resulting in a asset sensitive position at the end of 1998 of $2,407, for a cumulative gap ratio of 1.3. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon", a positive interest sensitivity gap results, as was the case at the end of 1998 with respect to the one year time horizon. The gap is negative when interest sensitive liabilities exceed interest sensitive assets. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect.

         The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loan may be repriced contractually. Deposits in other banks and debt securities are reflected at the earlier of each instrument's repricing date for variable rate instruments or the ultimate maturity date for fixed rate instruments. Overnight federal funds sold are reflected in the earliest repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Federal funds purchased and long-term debt are presented in the earliest repricing interval because their rates are adjustable immediately by the lenders.

                          Interest Sensitivity Analysis

                                                                                           December 31, 1998
                                                               Within            4-12           Over 1-5      Over 5
                                                              3 Months          Months           Years         Years           Total
                                                              --------          ------          -------       -------         ------
                                                                                  (Dollars in thousands)
Interest earning assets
   Time deposits in other banks ......................         $  946         $     0         $     0        $     0         $   946
   Securities
     Fixed rate ......................................                                                         2,259           2,259
     Variable rate ...................................            474               0               0              0             474
   Federal funds sold ................................          4,220               0               0              0           4,220
   Loans (1) .........................................            877           3,924           1,832          4,514          11,147
                                                               ------         -------          ------          -----         -------
       Total interest earning assets .................         $6,517         $ 3,924          $1,832          6,773         $19,046
                                                               ======         =======          ======         ======         =======

Interest bearing liabilities
   Interest bearing deposits
     Interest bearing transaction accounts ...........         $  388         $     0         $     0        $     0         $   388
     Savings .........................................            513               0               0              0             513
     Time deposits $100M and over ....................            300           2,824             101              0           3,225
     Other time deposits .............................            531           2,528             259              0           3,318
   Long-term debt ....................................            950               0               0              0             950
                                                               ------         -------          ------         ------         -------
       Total interest bearing liabilities ............         $2,682         $ 5,352          $  360        $     0         $ 8,394
                                                               ======         =======          ======         ======         =======

Interest sensitivity gap .............................         $3,835         $(1,428)
Cumulative interest sensitivity gap ..................         $3,835         $ 2,407
Gap ratio ............................................           2.43            (.73)
Cumulative gap ratio .................................           2.43            1.30

(1) Includes fixed rate and variable rate loans.

Provision for Loan Losses

         The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. Provisions for loan losses were $325,000 for the year ended December 31, 1998. There were no charge-offs in 1998. In addition, non-accrual, past due and other unfavorable performance-characteristic loans continue to be experienced at only nominal levels. See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Securities

         The following table summarizes the carrying amounts of securities held by the Bank at each of the dates indicated.

                        Securities Portfolio Composition

                                                          1998
                                                          ----
                                                       Available-
                                                        for-Sale
                                                        --------
                                                 (Dollars in thousands)

U.S. Government agencies ...................             2,733
   Total ...................................            $2,733
--------------------------
Available-for-sale securities are stated at estimated fair value.

     The following table presents maturities and weighted average yields of securities at December 31, 1998.

                   Securities Portfolio Maturities and Yields

                                                        December 31, 1998
                                                        -----------------
                                            Available-
                                             for-Sale                    Yield
                                             --------                    -----
                                                     (Dollars in thousands)
U.S. Government agencies
   After one through five years .........       $2,244                   5.92%
   After five through ten years .........          489                   4.76%
                                                ------
   Over ten years .......................       $2,733                   5.71%
                                                ======
------------------------
(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

         Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held- to-maturity) designated by Statement of Financial Accounting Standards ("SFAS") No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The bank has never held securities for trading purposes.

Loan Portfolio

         Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries, and there are no foreign loans.

         The amount of loans outstanding at December 31, 1998 is shown in the following table according to type of loan:


                           Loan Portfolio Composition

                                                              December 31,
                                                              ------------
                                                                  1998
                                                                  ----
                                                       Amount               %
                                                       ------              -----
                                                          (Dollars in thousands)

Commercial and industrial .........................        $ 4,426         39.7%
Real estate - construction ........................            405          3.6%
Real estate - mortgage
   Farmland .......................................              0            0%
   1-4 family residential .........................          5,876         52.7%
   Multifamily (5 or more) residential ............              0            0%
   Nonfarm, nonresidential ........................              0            0%
Consumer installment ..............................            440          4.0%
                                                           -------        -----
     Total ........................................        $11,147        100.0%
                                                           =======        =====

         A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.


         Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan to cost ratios are limited to 75% to 80% and permanent financing commitments are usually required prior to the advancement of loan proceeds. Loans secured by real estate mortgages comprised approximately 52.7% of the Bank's loan portfolio at the end of 1998. Residential real estate loans consist mainly of first and second mortgages on single family homes. Loan-to-value ratios for these instruments are generally limited to 80% and private mortgage insurance is required for loans in excess of 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. These types of loans are usually regarded as having low risk because of the relatively stable value of the collateral.

         Consumer credit, as defined by FDIC regulations, is credit extended to individuals for personal, family, or household purposes. This definition also includes loans made for consumer purposes, secured by liens on real estate provided that the institution relies substantially on the general credit standing of the borrower rather than on the value of property for repayment. Consumer loans will consist of installment loans for various purposes, including home equity loans, auto, boat, home improvement loans, recreational vehicle overdraft checking, and loans for other legitimate personal purposes. Maturity of consumer loans will generally not exceed 15 years. Home improvement or equity lines can be secured with second mortgages; however, the total of both first and second positions should not exceed 90 percent of the appraisal amount, exclusive of additional collateral. All consumer loans will be based on the earning capacity and stability of employment or income stream of the borrower. Consumer credit is generally more risky than loans made for the purchase or refinance of the consumer's primary residence and generally provide a higher interest rate to compensate for the additional risk.


         Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt to worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.


         In compliance with the State of South Carolina's lending limit regulations, the Bank limits obligations of one borrower or a related group of borrowers to 10% (but this limit can be increased to 15% by a vote of at least 2/3 of the Bank's board members) of the Bank's capital plus unimpaired surplus. Concentrations of credit are defined as loans granted that exceed the 10% of capital and unimpaired surplus threshold. Concentrations can result from one borrower and a related group of borrowers, a company in the local economy, or one industry group. Concentrations are monitored as part of the Allowance for Loan Losses Policy calculation. Under the Allowance for Loan Losses Policy, all loans are assigned an initial risk rating that can be adjusted as part of loan reviews. This rating is used in helping management determine an appropriate level for the allowance for loan losses. The Bank does not have a predetermined target for its loan to deposit ratio.

Maturity Distribution of Loans

         The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 1998, as well as the type of interest requirement on such loans.


                                                                                             December 31, 1998
                                                                                             -----------------
                                                                             1 Year            1-5           5 Years
                                                                            or Less           Years          or More          Total
                                                                            -------           -----          -------          -----

Commercial and industrial .........................................          $1,221          $  782          $2,423          $ 4,426
Real estate - construction ........................................             405               0               0              405
Real estate - mortgage ............................................             277             320           5,329            5,926
Consumer installment ..............................................              40             295              55              390
                                                                             ------          ------          ------          -------
     Total ........................................................          $1,943          $1,397          $7,807          $11,147
                                                                             ======          ======          ======          =======

Predetermined rate, maturity greater than one year ................                          $1,269          $4,297          $ 5,566
                                                                                             ======          ======          =======

Variable rate or maturity within one year .........................        $ 1,943           $  128           $3,510         $ 5,581
                                                                           =======           ======           ======         =======

Impaired Loans

         A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan.

         Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments.
Following is a summary of the Bank's impaired loans:

                          Nonaccrual and Past Due Loans

                                                     December 31,
                                                     ------------
                                                          1998
                                                          ----
                                                 (Dollars in thousands)

Nonaccrual loans ...................................      $  0
Accruing loans 90 days or more past due ............         0
                                                          ----
   Total ...........................................      $  0
                                                          ====

         Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

         At December 31, 1998, there were no commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Allowance for Loan Losses

         The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense. In reviewing the adequacy of the allowance for loan losses at year end, management took into consideration the historical loan losses experienced by the bank, management's experience with other institutions in the Bank's market area, current economic conditions affecting the borrowers' ability to repay, the volume of loans, the size of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of possible future loan losses inherent in the loan portfolio as of December 31, 1998.

         In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as considering other off-balance- sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio.


                         Summary of Loan Loss Experience

                                                                                 Period Ended December 31,
                                                                                 -------------------------
                                                                                           1998
                                                                                           ----
                                                                                  (Dollars in thousands)
Total loans outstanding at end of Year ............................................       $11,147
Average amount of loans outstanding ...............................................         3,873
Balance of allowance for loan losses - beginning ..................................             0
                                                                                          -------
Loans charged off
   Commercial and industrial ......................................................             0
   Consumer installment ...........................................................             0
                                                                                          -------
     Total charge-offs ............................................................             0
                                                                                          -------
Recoveries of loans previously charged-off
   Commercial and industrial ......................................................             0
   Consumer installment ...........................................................             0
                                                                                          -------
     Total recoveries .............................................................             0
                                                                                          -------
Net charge-offs (recoveries) ......................................................             0
                                                                                          -------
Additions to allowance charged to expense .........................................           325
                                                                                          -------
Balance of allowance for loan losses - ending .....................................       $   325
                                                                                          -------

Ratios
   Net charge-offs to average loans outstanding ...................................             0%
   Net charge-offs to loans at end of period ......................................             0%
   Allowance for loan losses to average loans .....................................          8.39%
   Allowance for loan losses to loans at end of period ... ..... ..... ............          2.92%
   Net charge-offs to allowance for loan losses ...................................             0%
   Net charge-offs to provision for loan losses ...................................             0%

         The following table presents the allocation of the allowance for loan losses for the year ended December 31, 1998, compared with the percent of loans in the applicable categories to total loans.

                     Allocation of Allowance for Loan Losses

                                                             December 31,
                                                             ------------
                                                                 1998
                                                                 ----
                                                                          % of
                                                       Amount             Loans
                                                       ------             -----
                                                        (Dollars in thousands)

Commercial and industrial ....................        $    120             39.7%
Real estate - construction ...................               2              3.6%
Real estate - mortgage .......................             197             52.7%
Consumer installment .........................               6              4.0%
                                                      --------           -------
   Total .....................................        $    325            100.0%
                                                      ========           =======
Unallocated

Deposits

         The average amounts and percentage composition of deposits held by the Bank for the year ended December 31, 1998, are summarized below:

                                Average Deposits

                                                     Period Ended December 31,
                                                     -------------------------
                                                               1998
                                                               ----
                                                Amount                      %
                                                ------                    ------
                                                       (Dollars in thousands)

Noninterest bearing demand ................     $   839                    20.4%
Interest bearing transaction accounts .....         229                     5.6%
Savings ...................................         389                     9.5%
Time deposits $100M and over ..............       1,221                    29.6%
Other time ................................       1,438                    34.9%
                                                -------                  -------
   Total deposits .........................     $ 4,116                   100.0%
                                                =======                  =======


         As of December 31, 1998, the Bank held $2,973,000 in time deposits of $100,000 or more with approximately $300,000 maturing within three months, $2,572,000 maturing over three through twelve months, and $101,000 maturing over twelve months. Average time deposits $100,000 and over comprised approximately 29.6% of total average deposits during 1998. The vast majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business. The Bank does not purchase brokered deposits. While most of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Return on Equity and Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

                                                Period Ended December 31,
                                                -------------------------
                                                        1998
                                                        ----

   Return on assets ............................       (3.13)%
   Return on equity ............................       (4.40)%
   Dividend payout ratio .......................          N/A
   Equity to assets ratio ......................        71.12%


Competition

         Competition between commercial banks and thrift institutions (savings and loan associations) and credit unions has intensified significantly as a result of the elimination of many previous distinctions between the various types of financial institutions, and the expanded powers and increased activity of thrift institutions in areas of banking that previously had been the sole domain of commercial banks. Recent legislation, together with other regulatory changes by the primary regulators of the various financial institutions, has resulted in the elimination of many distinctions between a commercial bank and thrift institution. Consequently, competition among financial institutions of all types is virtually unlimited with respect to legal authority to provide most financial services.

         The Bank competes in the South Carolina county of Charleston, for which the most recent market share data available is as of June 30, 1998. At that time, 15 banks, savings and loans, and savings banks with 103 branch locations competed in Charleston County for aggregate deposits of approximately $3.01 billion.

         Banks generally compete with other financial institutions through the savings products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and personal concern with which services are offered. In the conduct of certain areas of its business, the Bank competes with commercial banks, credit unions, consumer finance companies, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation and restriction imposed upon the Bank. Many of these competitors have substantially greater resources and lending limits than the Bank and offer certain services, such as international banking services and trust services, that the Bank does not provide. Moreover, most of these competitors have more numerous branch offices located throughout their market areas, a competitive advantage that the Bank does not have to the same degree.

         The banking industry is significantly affected by prevailing economic conditions as well as by government policies and regulations concerning, among other things, monetary and fiscal affairs, the housing industry and financial institutions. Deposits at banks are influenced by a number of economic factors, including interest rates, competing instruments, levels of personal income and savings, and the extent to which interest on retirement savings accounts is tax deferred. Lending activities are also influenced by a number of economic factors, including demand for and supply of housing, conditions in the construction industry, and availability of funds. Primary sources of funds for lending activities include savings deposits, income from investments, loan principal repayments, and proceeds from sales of loans to conventional participating lenders.

Effect of Government Regulation

         Bank holding companies and banks are extensively regulated under federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to such statutes and regulations. Any change in applicable law or regulation may have a material effect on the business of the Company and the Bank.

General

         As a bank holding company registered under the Bank Holding Company Act ("BHCA"), the Company is subject to the regulations of the Federal Reserve. Under the BHCA, the Company's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA prohibits the Company from acquiring direct or indirect control of more than 5% of the outstanding voting stock or substantially all of the assets of any bank or from merging or consolidating with another bank holding company without prior approval of the Federal Reserve. The BHCA also prohibits the Company from acquiring control of any bank operating outside the State of South Carolina unless such action is specifically authorized by the statutes of the state where the Bank to be acquired is located.

         Additionally, the BHCA prohibits the Company from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such non-banking related activities.

         The Company will also be registered under the bank holding company laws of South Carolina. Accordingly, the Company is subject to regulation and supervision by the State Board. A registered South Carolina bank holding company must provide the State Board with information with respect to the financial condition, operations, management and inter-company relationships of the holding company and its subsidiaries. The State Board also may require such other information as is necessary to keep itself informed about whether the provisions of South Carolina law and the regulations and orders issued thereunder by the State Board have been complied with, and the State Board may examine any bank holding company and its subsidiaries.

         Under the South Carolina Bank Holding Company Act (the "SCBHCA"), it is unlawful without the prior approval of the State Board for any South Carolina bank holding company (i) to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank or any other bank holding company,
(ii) to acquire all or substantially all of the assets of a bank or any other bank holding company, or (iii) to merge or consolidate with any other bank holding company.

Obligations of the Company to its Subsidiary Bank

         A number of obligations and restrictions are imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution is in danger of becoming insolvent or is insolvent. For example, under the policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of the Federal Deposit Insurance Act, as amended ("FDIA"), require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

         The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of the Bank.

         Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Adequacy Guidelines for Bank Holding Companies and State Banks

         The Federal Reserve has adopted risk-based and leverage capital adequacy guidelines for holding companies and banks that are members of the Federal Reserve System subject to its regulation. The capital guidelines and the Company's capital position are summarized in Note 17 to the Financial Statements, contained elsewhere in this report. The Bank is considered well capitalized, since it has ratios of total capital to risk weighted assets exceeding 10% at the end of 1998.

         Failure to meet capital guidelines could subject the Bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and a prohibition on the taking of brokered deposits.

         The risk-based capital standards of both the Federal Reserve Board and the FDIC explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agencies in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agencies as a factor in evaluating a bank's capital adequacy. The Federal Reserve Board also has recently issued additional capital guidelines for bank holding companies that engage in certain trading activities.

Payment of Dividends

         The Company will be a legal entity separate and distinct from its bank subsidiary. Most of the revenues of the Company are expected to result from dividends paid to the Company by the Bank. There are statutory and regulatory requirements applicable to the payment of dividends by subsidiary banks as well as by the Company to its shareholders. It is not anticipated that the Company will pay cash dividends in the near future.

Certain Transactions by the Company with its Affiliates

         Federal law regulates transactions among the Company and its affiliates, including the amount of the Bank' loans to or investments in nonbank affiliates and the amount of advances to third parties collateralized by securities of an affiliate. Further, a bank holding company and its affiliates are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

FDIC Insurance Assessments

         Because the Bank's deposits are insured by the BIF, the Bank is subject to insurance assessments imposed by the FDIC. The FDIC equalized the assessment rates for BIF-insured and SAIF-insured deposits effective January 1, 1997. Thus, for the semi-annual period beginning January 1, 1997, the assessments imposed on all FDIC deposits for deposit insurance have an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation ("FICO"), the FDIC is currently assessing BIF-insured deposits an additional 1.26 basis points per $100 of deposits, and SAIF-insured deposits an additional 6.30 basis points per $100 of deposits, to cover those obligations. The FICO assessment will continue to be adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions.

Regulation of the Bank

         The Bank is also subject to examination by the South Carolina state bank examiners. In addition, the Bank is subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and laws relating to branch banking. The Bank's loan operations are also subject to certain federal consumer credit laws and regulations promulgated thereunder, including, but not limited to: the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act, requiring financial institutions to provide certain information concerning their mortgage lending; the Equal Credit Opportunity Act and the Fair Housing Act, prohibiting discrimination on the basis of certain prohibited factors in extending credit; the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; the Bank Secrecy Act, dealing with, among other things, the reporting of certain currency transactions; and the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies. The deposit operations of the Bank are also subject to the Truth in Savings Act, requiring certain disclosures about rates paid on savings accounts; the Expedited Funds Availability Act, which deals with disclosure of the availability of funds deposited in accounts and the collection and return of checks by banks; the Right to Financial Privacy Act, which imposes a duty to maintain certain confidentiality of consumer financial records and the Electronic Funds Transfer Act and regulations promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

         The  Bank  is  also  subject  to  the  requirements  of  the  Community
Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's actual performance in meeting community credit needs are evaluated as part of the examination process, and also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Other Safety and Soundness Regulations

         Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized."

         A bank that is "undercapitalized"  becomes subject to provisions of the
FDIA: restricting payment of capital distributions and management fees; requiring FDIC to monitor the condition of the bank; requiring submission by the bank of a capital restoration plan; restricting the growth of the bank's assets and requiring prior approval of certain expansion proposals. A bank that is "significantly undercapitalized" is also subject to restrictions on compensation paid to senior management of the bank, and a bank that is "critically undercapitalized" is further subject to restrictions on the activities of the bank and restrictions on payments of subordinated debt of the bank. The purpose of these provisions is to require banks with less than adequate capital to act quickly to restore their capital and to have the FDIC move promptly to take over banks that are unwilling or unable to take such steps.

         Brokered Deposits. Under current FDIC regulations, "well capitalized" banks may accept brokered deposits without restriction, "adequately capitalized" banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payment of rates), while "undercapitalized" banks may not accept brokered deposits. The regulations provide that the definitions of "well capitalized", "adequately capitalized" and "undercapitalized" are the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of the 1991 Banking Law (described in the previous paragraph). Management does not believe that these regulations will have a material adverse effect on the operations of the Bank.

Interstate Banking

         In July 1994, South Carolina enacted legislation which effectively provides that, after September 30, 1996, out-of-state bank holding companies (including bank holding companies in the Southern Region, as defined under the statute) may acquire other banks or bank holding companies having offices in South Carolina upon the approval of the South Carolina State Board of Financial Institutions and assuming compliance with certain other conditions, including that the effect of the transaction not lessen competition and that the laws of the state in which the out-of-state bank holding company filing the applications has its principal place of business permit South Carolina bank holding companies to acquire banks and bank holding companies in that state. Although such legislation may increase takeover activity in South Carolina, the Bank does not believe that such legislation will have a material impact on its competitive position. However, no assurance of such fact may be given.

         The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 has increased the ability of bank holding companies and banks to operate across state lines. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the existing restrictions on interstate acquisitions of banks by bank holding companies will be repealed one year following enactment, such that the Company and any other bank holding company located in South Carolina would be able to acquire a bank located in any other state, and a bank holding company located outside South Carolina could acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. The legislation also provides that, unless an individual state elects beforehand either (i) to accelerate the effective date or (ii) to prohibit out-of-state banks from operating interstate branches within its territory, on or after June 1, 1999, adequately capitalized and managed bank holding companies will be able to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank would be permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. South Carolina law was amended, effective July 1, 1996, to permit such interstate branching but not de novo branching by an out-of-state bank. The Bank believes that this legislation may result in additional acquisitions of South Carolina financial institutions by out-of-state financial institutions. However, the Bank does not presently anticipate that such legislation will have a material impact on its operations or future plans.

Legislative Proposals

         New proposed legislation which could significantly affect the business of banking has been introduced or may be introduced in Congress from time to time. Management of the Bank cannot predict the future course of such legislative proposals or their impact on the Company and the Bank should they be adopted.

Fiscal and Monetary Policy

         Banking is a business which depends to a large extent on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of the Company and the Bank are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on the Company and the Bank cannot be predicted.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Plan of Operation.


         The following discussion describes the Company's plan of operation for the next twelve months.

         The Company plans to complete construction of its home office building at 530 Johnnie Dodds Boulevard, Mt. Pleasant, South Carolina, and move its operations out of its temporary building into the permanent building. Subject to the receipt of required regulatory approval, the Company plans to open two additional branches located in Mt. Pleasant, South Carolina and Moncks Corner, South Carolina. The opening of additional offices will increase the Company's number of employees by about 8 employees per office.

         The Company plans to continue to grow its deposit base by offering competitive rates and services. It plans to increase its lending activities as well by offering competitive rates and services. The opening of additional offices is expected to give the Company convenient access to a substantially larger base of prospective customers in the Charleston, South Carolina metropolitan area. It is not expected that the products and services offered will vary substantially from those currently offered. Fixed rate 1-4 family residential mortgages will be originated primarily for sale in the secondary market.

         The Company expects to be able to meet all of its cash requirements for the next twelve months in the ordinary course of its business. The Company regularly "borrows" from its customers in the form of deposits which the Company uses to meet its cash requirements including withdrawals of deposits. The Company also borrows funds in the ordinary course of business from the Federal Home Loan Bank of Atlanta. Other sources of cash for the Company are payments received of principal and interest on loans and investments. The Company may sell additional securities in the next twelve months to provide the capital to support additional growth. However, such capital is not needed to support current plans for the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

         This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of the Bank. This commentary should be read in conjunction with the financial statements and the related notes and other statistical information in this report.

         This discussion will concentrate on the first quarter operations ending on March 31, 1999. The Bank commenced operations on July 20, 1998 and was not in business in the first quarter of 1998. Where appropriate, comparisons to fourth quarter or the Bank's operating plan have been made.

Earnings Review

The Bank's net loss for the first quarter of 1999 was $147,600 and was $184,000 for the fourth quarter of 1998. The first quarter loss per share was $.14 compared to a fourth quarter loss per share of $.18.

The following is a brief discussion of the more significant components of the net loss:

Net Interest Income

         Net interest income represents the difference between interest received or accrued on interest earning assets and interest paid or accrued on interest bearing liabilities. The following presents, in tabular form, the main components of interest earning assets and interest bearing liabilities for the three-month periods ended March 31, 1999 and December 31, 1998:

                                                                  March 31, 1999                          December 31, 1998
                                                                  --------------                          -----------------
                                                        Average                                  Average
                                                        Balance      Interest       Rate         Balance       Interest       Rate
                                                        -------      --------       ----         -------       --------       ----
              (Dollars in thousands)
Loans ..........................................       $13,866       $366          10.56%        $ 6,799       $236           13.86%

Investment securities ..........................         2,848         47           6.62           1,595         23            5.73

Federal funds sold .............................         4,169         49           4.68           6,498         71            4.38
                                                       -------       ----           ----         -------       ----           -----

Total earnings assets ..........................        20,883        462           8.85          14,892        329            8.85
                                                       -------       ----          -----         -------       ----           -----

Interest bearing deposits ......................        11,077        133           4.81           4,784         57            4.80

Other borrowings ...............................           439          6           5.66              10          0            5.48
                                                       -------       ----          -----         -------       ----           -----

Total interest bearing funds ...................        11,516        140           4.85           4,794         58            4.80
                                                       -------       ----          -----         -------       ----           -----

Total net non-interest bearing funds ...........         9,367                                    10,096

Interest margin ................................       $20,883       $322           6.18%        $14,892       $272            7.30%

Interest spread ................................                                    4.00%                                      4.05%

Non-interest Income

         Non-interest income for the three-month period ended March 31,1999 was $58,057. Of this total, $18,277 represented service fees on deposit accounts. $15,170 was revenue from loans sold, and $24,610 was income from other fees charged. For the three months ended December 31, 1998, non-interest income totaled $14,340 and was comprised of $6,990 in service fees on deposit accounts and $7,350 of other fees.

Non-interest Expense

         Non-interest expenses for the three-month period were $ 379,148 consisting primarily of salaries and employee benefits of $ 252,153.

Provision for Loan Losses

         The provision for loan losses of $225,000 was recorded during the first three months of 1999 as well as the fourth quarter of 1998. Management's judgement as to the adequacy of the allowance is based upon a number of assumptions about future events that it believes to be reasonable, but which may or may not be accurate. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowances will not be required. The Bank had no non-performing loans or net charge-offs in the first three months of 1999.

BALANCE SHEET REVIEW

         Total consolidated assets increased by $ 9.7 million to $30.4 million during the period ended March 31, 1999. The increase was generated primarily through a $ 6.9 million increase in net loans and a $ 1.0 million increase in property and equipment. Federal funds sold increased $ 0.9 million since December 31, 1999. This growth in assets was funded by a $9.7 million increase in deposits.

Loans

         Outstanding loans represent the largest component of earning assets as of March 31, 1999 at $ 17,762,314, or 58.4%, of total earning assets. Loans increased $ 6.94 million, or 64.1% since December 31, 1998. Loans at December 31, 1998 represented 61.6% of total earning assets.

Allowance for Loan Losses

         The allowance for loan losses at March 31, 1999 was $550,000, or 3.0% of loans outstanding compared to an allowance of $325,000, or 2.9% at December 31, 1998. The allowance for loan losses is based upon management's continuing evaluation of the collectibility of loans. Because of the lack of historical data available in a new Bank, management's judgment has been based on management's experience with other institutions in the Bank's market area, current economic conditions affecting the ability of borrowers to repay, the volume of loans, the size of loans, the quality of collateral securing loans, and other factors deserving recognition. As of March 31, 1999, there have been no non-performing or net charge-offs since inception.

Securities

         Investment securities represented 10.6% of earning assets at March 31, 1999 with a total of $ 3,230,743, up $497,765 from the December 31, 1998 balance of $ 2,732,978.

Deposits

         The Bank's primary source of funds for loans and investments is its deposits. Deposits grew $ 9,723,582, or 102% since year end for a total of $ 19,283,072 at March 31,1999. During this period, the total number of deposit accounts increased by 305 accounts to 736.

Liquidity

         Liquidity management involves meeting cash flow requirements of the Bank. The Bank's liquidity position is primarily dependent upon its need to respond to short-term demand for funds caused by withdrawals from deposit accounts and upon the liquidity of its assets. The Bank's primary liquidity sources include cash and due from banks, federal funds sold and securities available for sale. The Bank is also a member of the Federal Home Loan Bank system and has the ability to borrow funds on a secured basis. At March 31, 1999, the Bank had $1,000,000 in borrowings outstanding from the Federal Home Loan Bank of Atlanta. At March 31, 1999 the Bank had $3,000,000 in unused federal lines of credit with correspondent banks.

         The Bank believes it liquidity sources are adequate to meet its operating needs and is not aware of any trends that may result in the Bank's liquidity materially increasing or decreasing.

Capital Adequacy

         The Federal Deposit Insurance Corporation has issued guidelines for risk-based capital requirements. As of March 31, 1999, the Bank exceeds the capital requirement levels that are to be maintained, as shown in the following table.

                                 Capital Ratios
                             (Amounts in thousands)

                                                                                              Well                 Adequately
                                                                                           Capitalized             Capitalized
                                                                       Actual              Requirement             Requirement
                                                                       ------              -----------             -----------
                                                                Amount        Ratio     Amount       Ratio      Amount        Ratio
                                                                ------        -----     ------       -----      ------        -----

Total capital (to risk weighted assets) ................       $10,459        59.1%     $1,769        10.0%     $1,416         8.00%
Tier 1 capital (to risk weighted assets) ...............        10,134        57.3       1,062         6.0         707         4.00
Tier 1 capital (to average assets) .....................        10,134        43.2       1,174         5.0         939         4.00


Year 2000


         Many computer-based information systems in use today exclude the century as part of the date definition, which could cause inaccurate calculations after December 31, 1999. The "Year 2000 Problem" had been recognized at the time Bank management was deciding which vendor packages to use in its daily operations. Management obtained representations from all of its vendors that the hardware/software was Year 2000 compliant. However, despite these representations, management has successfully completed extensive testing of all of its computer hardware and software for Year 2000 compliance. The estimated total cost of the testing was $20,000. The Bank does not anticipate incurring any additional expenses to become Year 2000 compliant. Year 2000 problems encountered by customers and vendors of goods and services other than computer and data processing systems could adversely affect the Bank. Management has developed contingency plans to deal with the types and extent of possible problems it can foresee. Contingency plans include the identification of alternate sources of computer hardware and software as well as plans for carrying on essential business functions without the use of computers. Based on the information it has obtained and reviewed, management of the Company does not believe that the most reasonably likely worst-case scenario the Company would encounter would be materially worse than a substantial inconvenience. Nevertheless, Year 2000 problems could have a material adverse effect on the Bank, the dollar amount of which cannot be accurately quantified at this time because of inherent variables and uncertainties.


Impact of Inflation

         Unlike most industrial companies, the assets and liabilities of financial institutions such as the Bank are primarily monetary in nature.
Therefore, interest rates have a more significant impact on the Bank's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same magnitude as the prices of goods and services. Management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Recently Issued Accounting Standards

         In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Under this statement, enterprises are required to classify items of "other comprehensive income" by their nature in the financial statement and display the balance of other comprehensive income separately in the equity section of the balance sheet. SFAS 130 is effective for both interim and annual periods beginning after December 15, 1997. The adoption of this standard had no effect on the Bank's net income or stockholders' equity.

         In June 1997, the FASB issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS 131 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way that the operating segments were determined and other items. The Statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 131 did not have a material effect on the Bank's financial statements.

         In April 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The new Statement revises the required disclosures for employee benefit plans, but it does not change the measurement or recognition of such plans. While the new standard requires some additional information about benefit plans, it helps preparers of financial statements by eliminating certain disclosure and by standardizing the disclosures for pensions and other postretirement benefits to the extent practicable. SFAS 88, "Employers' Accounting for Settlements and Curtailments of defined Benefit Pension Plans and Termination Benefits", and SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". The new disclosures are effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 132 will not have an impact on the financial statements of the Bank due to the disclosure only requirements.

         In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". All derivatives are to be measured at fair value and recognized in the balance sheet as assets or liabilities. The statement is effective for fiscal years and quarters beginning after June 15, 1999. Because the Bank does not use derivative transactions at this time, management does not expect that this standard will have a significant effect on the Bank.

         In October 1998, the FASB issued SFAS 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise". The new statement established accounting and reporting standards for certain activities of mortgage banking enterprises. The statement is effective for the first quarter beginning after December 15, 1998. The statement will have no effect on the financial statements of the Bank.

Item 3.  Description of Property.

         The Bank owns in fee simple with no major encumbrances the real property on which its main office and Charleston office are located as well as properties on Coleman Boulevard in Mt. Pleasant and in Moncks Corner, South Carolina which were acquired as future branch sites. Management believes these facilities are suitable and adequate for the Bank's needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

       The number of shares owned and the percentage of outstanding common stock such number represents at March 1, 1999, for all directors and executive officers of the Company is shown under Item 5 below. No person or group is known to management to be the beneficial owner of 5% or more of the Company's stock.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The table below shows as to each director his name and positions held with the Company and the number of shares of the Company's common stock owned by him at March 10, 1999. The persons listed below will continue to serve until the 2000 Annual Meeting of Shareholders of the Company.

                                                                                              POSITIONS
                                              NUMBER OF           % SHARES                   WITH COMPANY
NAME                              AGE          SHARES            OUTSTANDING                  AND BANK
----                              ---          ------            -----------                 ---------

William A. Coates                 49           19,251               2.0%                    Director
Thomas E. Hamer, Sr.              51            8,333               0.9%                    Director
Paul D. Hollen, III               50           30,218               3.2%       Executive Vice President, Director
L. Wayne Pearson                  51           34,400               3.6%               President, Director
Norman T. Russell                 46            8,333               0.9%                    Director
Robert M. Scott                   55           24,900               2.6%       Executive Vice President, Director
James H. Sexton, Jr.              49           18,833               2.0%                    Director
James P. Smith                    44           17,000               1.8%                    Director
                                              -------               ----

All Directors, nominees
and executive officers
as a group (8 persons)                        161,268               16.9%

To the knowledge of management, all shares are owned directly with sole voting power. Each person has held his respective positions since the inception of the Company (April, 1999) and the Bank (June, 1998).

Directors' Business Experience For The Past Five Years

Set forth below is information about the business experience of the Bank's directors of the Company and the Bank for the past five years.

William A. Coates        Attorney;   Shareholder   in  the  law  firm  of  Love,
                         Thronton,  Arnold & Thomson,  P.A.,  Greenville,  South
                         Carolina (attorneys) since 1980.

Thomas E. Hamer, Sr.     President,    ABF   Allied   Business    Forms,    Inc.
                         (manufacturers  of business  forms and printers)  since
                         1975.

Paul D. Hollen, III      Executive Vice President and Chief  Operations  Officer
                         of the Company and the Bank since June, 1998; Organizer of the Bank from October, 1997 to June, 1998; Special
                         Projects,  Carolina  First  Bank,  from  July,  1997 to
                         October,  1997;  Executive  Vice  President  and  Chief
                         Operations Officer, Lowcountry Savings Bank, from 1994 to July, 1997.

L. Wayne Pearson         President of the Company and the Bank since June, 1998;
                         Organizer of the Bank from October, 1997 to June, 1998;
                         private  investor,  from July,  1997 to October,  1997;
                         President,  Lowcountry  Savings Bank from 1986 to July,
                         1997.

Norman T. Russell        Management  Consultant,  PricewaterhouseCoopers,  since
                         March, 1999; from 1994 until  March,  1999,  President,
                         CM Cables (electronic equipment manufacturer)

Robert M. Scott          Executive Vice President and Chief Financial Officer of
                         the Company and the Bank since June, 1998; Organizer of the Bank from October, 1997 to June, 1998; Special
                         Projects,  Carolina  First  Bank,  from  July,  1997 to
                         October,  1997;  Executive  Vice  President  and  Chief
                         Financial Officer,  Lowcountry Savings Bank from April,
                         1996 to July,  1997;  Chief  Financial  Officer,  First
                         Republic Bank, Philadelphia,  PA, from January, 1995 to
                         April,  1996;  Chief Financial  Officer,  Chestnut Hill
                         National Bank/National Penn Bank, Chestnut Hill, PA from June, 1992 to June, 1994.

James H. Sexton, Jr.     Dentist (private practice) since 1975.

James P. Smith           Regional  Manager,  Franklin Life  Insurance  insurance
                         sales) since 1993.


         Neither the principal executive officer nor any director nominees are related by blood, marriage or adoption in the degree of first cousin or closer.

Item 6.  Executive Compensation.

                           SUMMARY COMPENSATION TABLE

         The following table sets forth information about the chief executive officer's compensation. No executive officers earned $100,000 or more during the year ended December 31, 1998.

                                                                                   Long Term
                                                                                  Compensation
                                                                                   Number of
                                                                                   Securities
                                                                                   Underlying
                                                    Annual Compensation             Options             All Other
Name and Principal Position           Year         Salary(1)          Bonus         Awarded          Compensation (2)
---------------------------           ----         ---------          -----         -------          ----------------

L. Wayne Pearson                      1998            $62,666          -0-            -0-                  $1,003
President and Chief Executive
Officer

---------------
(1) The Bank also pays club dues for Mr. Pearson and provides him with the use of a Bank car for business and personal use. Mr. Pearson reimburses the Bank for mileage for personal use of the car. The total of such benefits paid for Mr. Pearson was less than 10% of his annual salary and bonus payments. Mr. Pearson participates in broad-based life and medical insurance plans that are available generally to all employees on the same terms generally available to all employees.
(2) Consists of matching contributions paid by the Bank pursuant to the 401(k) plan.

Compensation of Directors

         Directors of the Company and the Bank are not presently compensated for service on the Board of Directors.

Item 7.  Certain Relationships and Related Transactions

         The Bank, in the ordinary course of its business, may make loans to and has other transactions with directors, officers, principal shareholders, and their associates. Loans, if made, are made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features. The Bank expects to continue to enter into transactions in the ordinary course of business on similar terms with directors, officers, principal shareholders, and their associates. The aggregate dollar amount of such loans outstanding at December 31, 1998 was $-0-. During 1998, no such loans were made.

Item 8.  Description of Securities.

         The following description is a summary of certain terms of the Company Common Stock, and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws and applicable provisions of South Carolina law.

         Authorized Capital. The Company is authorized to issue 20,000,000 shares of common stock, no par value per share, of which 1,047,985 shares were issued and outstanding as of April 29, 1999. Pursuant to the provisions of the South Carolina Business Corporation Act of 1988 (the "Business Corporation Act"), any outstanding shares of capital stock of the Company reacquired by it would be considered authorized but unissued shares.

         Voting and Other Rights. The holders of Company Common Stock are entitled to one vote per share on each matter voted on at a shareholders' meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if the votes cast in favor of the matter exceed the votes against the matter. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Each shareholder entitled to vote in such an election shall be entitled to vote each share of Company Common Stock owned by such shareholder for as many persons as there are directors to be elected. Pursuant to the Articles of Incorporation of the Company, shareholders do not have cumulative voting rights.

         In general, the affirmative vote of two-thirds of the Company Common Stock outstanding and entitled to vote is required to approve: (i) amendments to the Company's Articles of Incorporation, (ii) the dissolution of the Company, or
(iii) a merger, exchange or consolidation of the Company with, or the sale, exchange or lease of all or substantially all of the assets of the Company to, any person or entity. However, if the transaction has not been approved by the affirmative votes of at least two-thirds of the full board of directors, then an 80% vote is required except as to some amendments to the Articles of Incorporation.

         The shareholders of the Company shall have dissenters' rights to an appraisal with respect to their shares of Company Common Stock as provided by the Business Corporation Act in connection with certain types of merger or share exchange transactions. Dissenters' rights generally are also available with respect to certain sales of all or substantially all of the property of the Company and certain amendments to the Company's Articles of Incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares.

         Directors and Classes of Directors. Under the Company's Articles of Incorporation and Bylaws and pursuant to the Business Corporation Act, the number of directors shall be set by the Board of Directors from time to time at six or more directors.

         The Board of Directors of the Company will be divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. When directors are elected at the 2000 annual meeting of shareholders, the directors will be divided into three classes, with directors of the first class to hold office for a term expiring at the annual meeting of shareholders of the Company in 2001, directors of the second class to hold office for a term expiring at the annual meeting of shareholders of the Company in 2002, and directors of the third class to hold office until the annual meeting of shareholders of the Company in 2003. At each annual meeting thereafter, successors to the directors whose terms expire shall be elected to hold office for terms expiring at the third succeeding annual meeting following their election.

         Because of the classification of directors, unless the shareholders act under the Business Corporation Act to remove directors from office, two annual meetings generally would be required to elect a majority of the Board of Directors and three, rather than one, would be required to replace the entire board.

         The Articles of Incorporation provide that a director may be removed only for cause by the affirmative vote of at least 80% of the outstanding voting stock.

         Liquidation Rights. In the event of liquidation, the holders of Company Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.

         Preemptive and Other Rights. The Company Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the shares of Company Common Stock will, upon consummation of the Exchange, be validly issued, fully paid and nonassessable.

         Distributions. The Company may issue share dividends in Company Common Stock to the holders of shares of Company Common Stock. In addition, the holders of shares of Company Common Stock will be entitled to receive such other distributions as the Board of Directors of the Company may declare, subject to any restrictions contained in the Company's Articles of Incorporation (of which there currently are none), unless after giving effect to such distribution, (i) the Company would not be able to pay its debts as they become due in the usual course of business or (ii) the Company's total assets would be less than the sum of the Company's total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of holders of Company Common Stock.

         Although the Company is not subject to the restrictions on dividends applicable to state banks, the ability of the Company to make distributions to holders of Company Common Stock is dependent to a large extent upon the ability of the Bank, to pay dividends. The ability of the Bank, as well as of the Company, to pay dividends in the future may also be affected by the various minimum capital requirements.

         Indemnification  of Officers and Directors.  Sections  33-8-500 through
33-8-580 of the Business Corporation Act contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 33-8-510 permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith,
(ii) he reasonably believed (x) that his conduct in his official capacity with the corporation was in its best interest and (y) his conduct in other capacities was at least not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a current or former director in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him. The above standard of conduct is determined by the Board of Directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 33-8- 550.

         Sections 33-8-520 and 33-8-560 require a corporation to indemnify a director or officer in the defense of any proceeding to which such person was a party because of his or her capacity as officer or director against reasonable expenses when such person is wholly successful in his or her defense, unless the Articles of Incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if such person is adjudged fairly and reasonably so entitled under Section 33-8-540. Section 33-8-560 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as a director or as otherwise set forth in the corporation's Articles of Incorporation or Bylaws or by resolution of the Board of Directors or by contract.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         Limitation of Director Liability. As permitted by the Business Corporation Act, the Company's Articles of Incorporation provide that no director shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director except for (a) breach of the duty of loyalty to the Company or its shareholders, (b) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (c) making unlawful distributions or
(d) a transaction from which the director derived an improper personal benefit.

         Duty of Directors in Connection with Business Combinations. The Company's Articles of Incorporation require the Board of Directors to consider the interests of the employees of the Company and the communities in which it does business in addition to the interests of the Company and its shareholders when evaluating a proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of the assets of the Company.

Statutory Matters

         Business Combination Statute. The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. The Company's articles of incorporation do not contain such a provision. An amendment of the articles of incorporation to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

         Control Share Acquisitions. South Carolina law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 331/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

         The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. The Company is not authorized by its articles or bylaws to redeem control shares pursuant to such legislation.

         General. Taken together, the foregoing provisions of the Articles of Incorporation and South Carolina law favor maintenance of the status quo and may make it more difficult to change current management, and may impede a change of control of the Company even if desired by a majority of its shareholders.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         The Bank

         Prior to acquisition of its stock by the Company, the common stock of the Bank was traded from time to time on an individual basis, but there was no well established trading market. The Bank's common stock was traded on the NASDAQ Electronic Bulletin Board, and there were only two market makers known to management. The Bank sold all of its outstanding shares to the public in the spring of 1998 for $10.91 per share. During the rest of 1998, management was aware of a few transactions in which the Bank's common stock traded in a range from $7.73 to $12.27 per share. The per share prices have been adjusted to reflect an 11-for-10 stock split effected as a 10% stock dividend in March, 1999. During the period January 1, to February 28, 1999, management is aware of a few transactions in which the Bank's common stock traded for prices of from $7.50 per share to $8.64 per share. However, management has not ascertained that these transactions are the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

         The Bank has not yet had positive earnings with which to pay cash dividends, and to support its continued capital growth, does not expect to pay cash dividends in the near future. The dividend policy of the Bank is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. South Carolina banking regulations restrict the amount of cash dividends that can be paid to shareholders, and all of the Bank's cash dividends to its shareholder are subject to the prior approval of the South Carolina Commissioner of Banking.

         The Company

         Since the Company's acquisition of the Bank's common stock is being effected on the day immediately before the filing of this registration statement, management is not aware of any transactions in the Company's common stock. Furthermore, it is not expected that an active trading market for the Company's common stock will develop in the near future. The Company's common stock is not traded on the NASDAQ National Market system and there are only two market makers.

         As of April 29, 1999, there were approximately 981 holders of record of the Company's common stock, excluding individual participants in security position listings.

         The future dividend policy of the Company is also subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions. The Company's initial ability to distribute cash dividends will depend entirely upon the Bank's ability to distribute dividends to the Company, and the Bank must comply with the requirements of state law as set forth above before paying any dividend. It is not anticipated that the Company will pay cash dividends in the near future. In addition, neither the Bank nor the Company may declare or pay a cash dividend on any of their stock if they are insolvent or if the payment of the dividend would render them insolvent or unable to pay their obligations as they become due in the ordinary course of business, and the Bank may not declare or pay a dividend if the effect thereof would cause the minimum capital of the Bank to be reduced below the minimum capital requirements imposed by the FDIC.

Item 2.  Legal Proceedings

         The Bank is from time to time a party to various legal proceedings arising in the ordinary course of business, but management of the Bank is not aware of any pending or threatened litigation or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the Bank's business and operations.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         Not Applicable.

Item 4.  Recent Sales of Unregistered Securities.

         In 1998, the Bank sold 952,713 shares of its common stock for $13.00 per share. Aggregate proceeds to the Bank were $10,520,053. The offering of common stock was exempt from registration under the Securities Act of 1933 pursuant to section 3(a)(2) thereof.

         In 1999, the Company exchanged 1,047,985 shares of its common stock for all of the issued and outstanding shares of capital stock of the Bank. The offering of the common stock was exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(12) thereof.

Item 5.  Indemnification of Directors and Officers.

         Sections 33-8-500 through 33-8-580 of the Business Corporation Act contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 33-8-510 permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) that his conduct in his official capacity with the corporation was in its best interest and (y) his conduct in other capacities was at least not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a current or former director in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him. The above standard of conduct is determined by the Board of Directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 33-8-550.

         Sections 33-8-520 and 33-8-560 require a corporation to indemnify a director or officer in the defense of any proceeding to which such person was a party because of his or her capacity as officer or director against reasonable expenses when such person is wholly successful in his or her defense, unless the Articles of Incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if such person is adjudged fairly and reasonably so entitled under Section 33-8-540. Section 33-8-560 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as a director or as otherwise set forth in the corporation's Articles of Incorporation or Bylaws or by resolution of the Board of Directors or by contract.

         Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934 (the "Act") may be permitted to directors, officers and controlling persons of the Bank pursuant to the foregoing provisions, or otherwise, the Bank has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

         Financial Statements.

                            SOUTHCOAST COMMUNITY BANK

                         REPORT ON FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





Board of Directors
Southcoast Community Bank.
Mt. Pleasant, South Carolina

           We have audited the accompanying balance sheet of Southcoast Community Bank (the "Bank") as of December 31, 1998 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

           We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Southcoast Community Bank at December 31, 1998 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                        Elliott, Davis & Company, L.L.P.



Greenville, South Carolina
February 11, 1999, except for Note 19, as to which the date is March 3, 1999

                            SOUTHCOAST COMMUNITY BANK
                                  BALANCE SHEET
                                December 31, 1998


                                                       ASSETS

CASH AND DUE FROM BANKS ..................................................................................             $  1,211,451

FEDERAL FUNDS SOLD .......................................................................................                4,220,000

INVESTMENT SECURITIES ....................................................................................                2,732,978

LOANS, NET ...............................................................................................               10,821,975

PROPERTY AND EQUIPMENT, NET ..............................................................................                1,243,133

OTHER ASSETS .............................................................................................                  453,207
                                                                                                                       ------------
       Total assets ......................................................................................             $ 20,682,744
                                                                                                                       ============

                                        LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
   Deposits
     Noninterest bearing deposits ........................................................................             $  2,114,621
     Interest bearing deposits ...........................................................................                7,444,869
                                                                                                                       ------------
       Total deposits ....................................................................................                9,559,490
   Federal Home Loan Bank (FHLB) borrowings ..............................................................                  950,000
   Other liabilities .....................................................................................                   98,670
                                                                                                                       ------------
       Total liabilities .................................................................................               10,608,160

COMMITMENTS AND CONTINGENCIES - Notes 8, 10 and 13

SHAREHOLDERS' EQUITY
   Common stock, $5 par value, 20,000,000 shares authorized,
     1,047,987 shares issued .............................................................................                5,239,935
   Paid-in capital .......................................................................................                5,280,118
   Retained deficit ......................................................................................                 (451,147)
   Accumulated other comprehensive income, net of
     income taxes of $2,925 ..............................................................................                    5,678
                                                                                                                       ------------
       Total shareholders' equity ........................................................................               10,074,584
                                                                                                                       ------------
       Total liabilities and shareholders' equity ........................................................             $ 20,682,744
                                                                                                                       ============








       The accompanying notes are an integral part of this financial statement.

                            SOUTHCOAST COMMUNITY BANK
                             STATEMENT OF OPERATIONS
                      For the year ended December 31, 1998


INTEREST INCOME
   Loans and fees on loans ...............................................................................                $ 270,972
   Investment securities .................................................................................                   30,303
   Federal funds sold ....................................................................................                  193,319
                                                                                                                          ---------
       Total interest income .............................................................................                  494,594

INTEREST EXPENSE
   Deposits and borrowings ...............................................................................                   86,498
       Net interest income ...............................................................................                  408,096

PROVISION FOR POSSIBLE LOAN LOSSES .......................................................................                  325,000
       Net interest income after provision for possible loan losses ......................................                   83,096

NONINTEREST INCOME
   Service fees on deposit accounts ......................................................................                    7,979
   Fees on loans sold ....................................................................................                    3,500
   Other .................................................................................................                    8,611
                                                                                                                          ---------
       Total noninterest income ..........................................................................                   20,090

NONINTEREST EXPENSES
   Salaries and employee benefits ........................................................................                  326,659
   Occupancy .............................................................................................                   15,834
   Furniture and equipment ...............................................................................                   38,229
   Advertising and public relations ......................................................................                   46,841
   Professional fees .....................................................................................                   10,614
   Travel and entertainment ..............................................................................                   32,420
   Telephone, postage and supplies .......................................................................                   25,058
   Organizational and pre-opening ........................................................................                  271,538
   Other operating .......................................................................................                   19,548
                                                                                                                          ---------
       Total noninterest expenses ........................................................................                  786,741
       Loss before income taxes ..........................................................................                 (683,555)

INCOME TAX BENEFIT .......................................................................................                  232,408
                                                                                                                          ---------
       Net loss ..........................................................................................                $(451,147)
                                                                                                                          =========

NET LOSS PER COMMON SHARE ................................................................................                $    (.43)
                                                                                                                          =========

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING .............................................................................                1,047,987




       The accompanying notes are an integral part of this financial statement.

                            SOUTHCOAST COMMUNITY BANK
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                                                        Accumulated
                                                                                                           other           Total
                                                           Common stock          Paid-in     Retained   comprehensive  shareholders'
                                                       Shares        Amount      capital      deficit      income         equity
                                                       ------        ------      -------      -------      ------         ------

Balance, January 1, 1998 .........................          -     $        -    $        -    $       -    $     -      $         -

   Net loss ......................................          -              -             -     (451,147)         -         (451,147)

   Other comprehensive income (net of income
     taxes of $2,926) ............................          -              -             -            -      5,678            5,678
                                                                                                                        -----------

   Comprehensive income ..........................                                                                         (445,469)

   Sale of stock (net of offering costs
     of $912,503) ................................    952,713      4,763,565     5,756,488            -          -       10,520,053

   Net effect of 11 for 10 stock split                 95,274        476,370      (476,370)
                                                    ---------     ----------    ----------    ---------    -------      -----------

Balance, December 31, 1998 .......................  1,047,987     $5,239,935    $5,280,118    $(451,147)    $5,678      $10,074,584
                                                     ========     ==========    ==========    =========     ======      ===========










   The accompanying notes are an integral part of this financial statement.

                            SOUTHCOAST COMMUNITY BANK
                             STATEMENT OF CASH FLOWS
                      For the year ended December 31, 1998


OPERATING ACTIVITIES
   Net loss .........................................................................................                  $   (451,147)
   Adjustments to reconcile net loss to net cash used in
     operating activities
     Deferred income taxes ..........................................................................                      (232,408)
     Provisions for loan losses .....................................................................                       325,000
     Depreciation and amortization ..................................................................                        37,000
     Increase in other assets .......................................................................                      (176,224)
     Increase in other liabilities ..................................................................                        98,670
                                                                                                                       ------------
         Net cash used for operating activities .....................................................                      (399,109)
                                                                                                                       ------------
INVESTING ACTIVITIES
   Purchase of investment securities ................................................................                    (2,771,875)
   Increase in federal funds sold ...................................................................                    (4,220,000)
   Increase in loans, net ...........................................................................                   (11,146,975)
   Purchase of property and equipment ...............................................................                    (1,280,133)
                                                                                                                       ------------
Net cash used for investing activities ..............................................................                   (19,418,983)
                                                                                                                       ------------
FINANCING ACTIVITIES
   Increase in FHLB borrowings ......................................................................                       950,000
   Sale of stock, net ...............................................................................                    10,520,053
   Net increase in deposits .........................................................................                     9,559,490
                                                                                                                       ------------
         Net cash provided by financing activities ..................................................                    21,029,543
         Net increase in cash and cash equivalents ..................................................                     1,211,451

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ........................................................                             -
                                                                                                                       ------------
CASH AND CASH EQUIVALENTS, END OF YEAR ..............................................................                  $  1,211,451
                                                                                                                       ============

CASH PAID FOR
   Interest .........................................................................................                  $     55,325
                                                                                                                       ============













       The accompanying notes are an integral part of this financial statement.

                            SOUTHCOAST COMMUNITY BANK
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

           Southcoast Community Bank, Mt. Pleasant, South Carolina (the "Bank"), was incorporated June 16, 1998 under the laws of the State of South Carolina for the purpose of operating as a de novo bank. The Bank sold 952,713 shares of common stock to the public under an initial public offering price of $12 per share. The Bank also obtained regulatory approval to operate as a South Carolina chartered bank and opened for business on July 20, 1998, with a total capitalization of $10.5 million. The Bank provides full commercial banking services to customers and is subject to regulation by the Federal Deposit Insurance Corporation and the South Carolina Board of Financial Institutions.

   Basis of presentation

     The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to general practices in the banking industry. The Bank uses the accrual basis of accounting. Organizational transactions totalling approximately $67,000 which occurred in late 1997, have been presented in the 1998 financial statements for ease of presentation.

   Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

   Concentrations of credit risk

     The Bank makes loans to individuals and businesses in and around Charleston County for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

   Investment securities

     The Bank accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain
     Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

    1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

    2. Held to maturity: These are investment securities which the Bank has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Bank has no held to maturity securities.

    3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Bank has no trading securities.

   Loans, interest and fee income on loans

     Loans are stated at the principal balance outstanding. Unearned discount, unamortized loan fees and the allowance for possible loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding. Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.

     Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

   Allowance for possible loan losses

     The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgement is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provision for possible loan losses and recoveries on loans previously charged off are added to the allowance.

     The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

     Under SFAS No. 114, as amended by SFAS 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to principal then to interest income. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

     A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 1998, the Bank had no impaired loans.

   Non-performing assets

     Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest. At December 31, 1998 the Bank had no non-performing assets.

   Property and equipment

     Property, furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

   Organizational and preopening costs

     In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which provides guidance on the financial reporting of start-up costs and organization costs. SOP 98-5 requires start-up costs and organization costs to be expensed as incurred. The Bank has elected early adoption of SOP 98-5 and accordingly, has expensed organization and pre-opening costs.

   Income taxes

     The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Bank accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

   Advertising and public relations expense

     Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

   Net loss per common share

     Net loss per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". For purposes of calculating net loss per share, the calculation assumed the stock was outstanding for all of 1998. The treasury stock method is used to compute, if required, the effect of stock options on the weighted average number of common shares outstanding for the diluted method. The Bank has no stock options outstanding as of December 31, 1998.

   Statement of cash flows

     For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks". Cash and cash equivalents have an original maturity of three months or less.

   Comprehensive income

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Under this statement, enterprises are required to classify items of "other comprehensive income" by their nature in the financial statement and display the balance of other comprehensive income separately in the equity section of the balance sheet. Statement 130 is effective for both interim and annual periods beginning after December 15, 1997. The adoption of this standard had no effect on the Company's net income or stockholders' equity.

                                                                     (Continued)

    Fair values of financial instruments

      SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Bank's common stock. In addition, other nonfinancial instruments such as property and equipment and other assets and liabilities are not subject to the disclosure requirements.

      The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

         Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair value.

         Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

         Investment securities - Fair values for investment securities are based on quoted market prices.

         Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

         Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

         FHLB borrowings - The carrying amounts of FHLB borrowings approximate their fair values.

         Off balance sheet instruments - Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

   Recently issued accounting standards

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." All derivatives are to be measured at fair value and recognized in the balance sheet as assets or liabilities. The statement is effective for fiscal years and quarters beginning after June 15, 1999. Because the Bank does not use derivative transactions at this time, management does not expect that this standard will have an effect of the financial statements.

     Other   accounting   standards   that  have  been  proposed  or  issued  by
     standard-setting groups that do not require adoption until a future date will have no material impact on the financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

           The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 1998 these required reserves were met by vault cash.


NOTE 3 - FEDERAL FUNDS SOLD

           When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend the excess to other banks on a daily basis. As of December 31, 1998, federal funds sold amounted to $4,220,000.


NOTE 4 - INVESTMENT SECURITIES

           The amortized costs and fair value of investment securities are as follows:

                                                        Amortized                     Gross unrealized                      Fair
                                                           cost                 gains                losses                 value
                                                           ----                 -----                ------                 -----

Federal agencies ..........................             $2,724,375             $8,603             $         -             $2,732,978
                                                        ==========             ======             ===========             ==========

           The amortized costs and fair values of securities at December 31, 1998, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                             Amortized
                                                                                               cost                      Fair value
                                                                                               ----                      ----------

Due after five through ten years .......................................                    $2,250,000                    $2,243,604
Due after ten years ....................................................                       474,375                       489,374
                                                                                            ----------                    ----------
    Total investment securities ........................................                    $2,724,375                    $2,732,978
                                                                                            ==========                    ==========

           Investment securities with an aggregate par value of approximately $1,250,000 ($1,245,000 fair value) at December 31, 1998 were pledged to secure public deposits and for other purposes.


NOTE 5 - FEDERAL HOME LOAN BANK STOCK

           The Bank, as a member institution of the Federal Home Loan Bank of Atlanta, is required to own capital stock in the FHLB based generally upon the balance of residential mortgage loans and FHLB borrowings. FHLB capital stock with a cost of $47,500 is presented with other assets in the balance sheet and is pledged to secure FHLB borrowings. No ready market exists for this stock, and it has no quoted market value, however, redemption of this stock has historically been at par value.

NOTE 6 - LOANS

           The composition of loans by major loan category is presented below:

Commercial .....................................................................................                       $  4,426,000
Real estate - construction .....................................................................                            405,000
Real estate - mortgage .........................................................................                          5,876,000
Consumer .......................................................................................                            439,975
                                                                                                                       ------------
Loans, gross ...................................................................................                         11,146,975
Less allowance for possible loan losses ........................................................                           (325,000)
                                                                                                                       ------------
Loans, net .....................................................................................                       $ 10,821,975
                                                                                                                       ============

           At December 31, 1998, there were no nonaccruing loans. During 1998 there were no loan charge-offs or recoveries.

NOTE 7 - PROPERTY AND EQUIPMENT

           Property  and   equipment   are  stated  at  cost  less   accumulated
depreciation. Components of property and equipment included in the balance sheet are as follows:

Land ............................................................................................                         $  226,867
Furniture and equipment .........................................................................                            621,869
Buildings and improvements ......................................................................                            431,397
                                                                                                                          ----------
                                                                                                                           1,280,133
Accumulated depreciation ........................................................................                             37,000
                                                                                                                          ----------
    Total property and equipment ................................................................                         $1,243,133
                                                                                                                          ==========

           Depreciation   expense  was  $37,000.   Depreciation  is  charged  to
operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

         Type of Asset                Life in Years          Depreciation Method
         -------------                -------------          -------------------

   Software                             3 to 7                   Straight-line
   Furniture and equipment              5 to 10                  Straight-line
   Buildings and improvements           5 to 40                  Straight-line

NOTE 8 - DEPOSITS

           The following is a detail of the deposit accounts:

   Noninterest bearing .........................................................................                          $2,114,621
   Interest bearing
     NOW .......................................................................................                             388,448
     Money market ..............................................................................                             391,144
     Savings ...................................................................................                             121,819
     Time, less than $100,000 ..................................................................                           3,570,458
Time, $100,000 and over ........................................................................                           2,973,000
                                                                                                                          ----------

         Total deposits ........................................................................                          $9,559,490
                                                                                                                          ==========

           Interest expense on time deposits greater than $100,000 was $39,437 in 1998.
                                                                     (Continued)

           At December 31, 1998 the scheduled maturities of time deposits are as follows:

       1999                                                     $    6,342,000
       2000                                                            100,000
       2001                                                                  -
       2002                                                                  -
       2003 and thereafter                                             101,458
                                                                --------------
                                                                $    6,543,458

NOTE 9 - FHLB BORROWINGS

           At December 31, 1998 the Bank had $950,000 in outstanding borrowings from the FHLB. The borrowings bear interest at 5.15 percent and mature December 1999.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

           The Bank has entered into construction contracts to build a main office and to renovate a building to serve as its branch office. The main office is to be constructed for approximately $1,200,000 and is expected to be completed in third quarter of 1999. The Bank also began renovation of a building to serve as its first branch office. Total costs for the renovation are expected to be $225,000 and the branch is expected to open in second quarter of 1999. At December 31, 1998 no costs have been incurred under these contracts.

           The Bank is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Bank's financial position.

NOTE 11 - UNUSED LINES OF CREDIT

           At December 31, 1998, the Bank had unused lines of credit to purchase federal funds totaling $3,000,000 from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

NOTE 12 - INCOME TAXES

           The income tax benefit of $232,408 recorded in 1998 reflects the value of net operating losses available for offset against future taxable income and are available through 2013. The resulting deferred tax asset is presented with other assets in the balance sheet.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

           In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.


                                                                     (Continued)

           The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

           Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 1998, unfunded commitments to extend credit were $704,568. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

           At December 31, 1998, there was an $81,420 commitment under a letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.


NOTE 14 - EMPLOYEE BENEFIT PLAN

           On August 29, 1998, the Bank adopted the SouthCoast Community Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 1998 amounted to $5,643.


NOTE 15 - DIVIDENDS

           There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Bank is restricted in its ability to pay dividends under the laws and regulations of the State of South Carolina. Generally, these restrictions require the Bank to pay dividends derived solely from net profits and require prior regulatory approval.


NOTE 16 - TRANSACTIONS WITH DIRECTORS, OFFICERS AND ASSOCIATES

           Directors and officers of the Bank and associates of such persons are customers of and had transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. No loans were made to directors, officers and related interests in 1998. Deposits by directors, officers and their related interest, as of December 31, 1998 approximated $818,000.

NOTE 17 - REGULATORY MATTERS

           The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

           Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

           As of December 31, 1998, the most recent notification of the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                             To be well capitalized
                                                                                           For capital       under prompt corrective
                                                                                           -----------       -----------------------
                                                                                        adequacy purposes       action provisions
                                                                                        -----------------       -----------------
                                                                    Actual                   Minimum                  Minimum
                                                                    ------                   -------                  -------
                                                             Amount         Ratio      Amount       Ratio       Amount        Ratio
                                                             ------         -----      ------       -----       ------        -----
                                                                                       (amounts in $000)

As of December 31, 1998
   Total Capital (to risk weighted
     assets) ........................................        $10,171       92.40%      $880         8.00%      $1,100         10.00%
   Tier I Capital (to risk weighted
     assets) ........................................          9,960       90.50        440         4.00          660          6.00
   Tier I Capital (to average assets) ...............          9,960       55.49        653         4.00          816          5.00

NOTE 18 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

           The estimated fair values of the Bank's financial instruments were as follows at December 31, 1998 (amounts in thousands):


                                                                                                 Carrying                     Fair
                                                                                                  amount                      value
                                                                                                  ------                      -----
FINANCIAL ASSETS
  Cash and due from banks ..................................................                     $ 1,211                     $ 1,211
  Federal funds sold .......................................................                       4,220                       4,220
  Investment securities ....................................................                       2,733                       2,733
  Loans ....................................................................                      10,822                      10,822
FINANCIAL LIABILITIES
  Deposits .................................................................                       9,559                       9,559
  FHLB borrowings ..........................................................                         950                         950
OFF BALANCE SHEET INSTRUMENTS
  Commitments to extend credit .............................................                         705                         705
  Standby letters of credit ................................................                          81                          81

NOTE 19 - SUBSEQUENT EVENTS

           On March 3, 1999 the Bank declared an eleven (11) for ten (10) stock split in the form of a ten percent stock dividend payable on March 26, 1999 to shareholders of record as of March 11, 1999. The stock split has state regulatory approval. Following is a proforma restatement of outstanding shares of common stock at December 31, 1998 and a proforma recalculation of net loss per share for the year ended December 31, 1998:

                                                                                                                         Proforma
                                                                                            Prior to the             restatement for
                                                                                             stock split             the stock split
                                                                                             -----------             ---------------

Weighted average number of common shares outstanding .........................                  952,713                   1,047,981
Net loss per share ...........................................................                 $   (.47)                 $     (.43)

           Net loss per share has been calculated as though outstanding shares of stock were issued at the beginning of 1998 and were outstanding for the entire year.

           On February 26, 1999, the Bank purchased a building in Mt. Pleasant, South Carolina for $375,000. Management anticipates this new branch location will open in the fourth quarter of 1999.

                            SOUTHCOAST COMMUNITY BANK
                                  BALANCE SHEET
                                 MARCH 31, 1999
                                   (Unaudited)

                                                       ASSETS

CASH AND DUE FROM BANKS ..................................................................................             $  1,421,476

FEDERAL FUNDS SOLD .......................................................................................                5,140,000

INVESTMENT SECURITIES ....................................................................................                3,230,743

LOANS, NET ...............................................................................................               17,762,314

PROPERTY AND EQUIPMENT, NET ..............................................................................                2,212,938

OTHER ASSETS .............................................................................................                  623,940
                                                                                                                       ------------
       Total assets ......................................................................................             $ 30,391,411
                                                                                                                       ============

                                        LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
   Deposits
     Noninterest bearing deposits ........................................................................             $  2,728,085
     Interest bearing deposits ...........................................................................               16,554,987
                                                                                                                       ------------
       Total deposits ....................................................................................               19,283,072
   Federal Home Loan Bank (FHLB) borrowings ..............................................................                1,000,000
   Other liabilities .....................................................................................                  199,743
                                                                                                                       ------------
       Total liabilities .................................................................................               20,482,815

COMMITMENTS AND CONTINGENCIES - Notes 8, 10 and 13

SHAREHOLDERS' EQUITY
   Common stock, $5 par value, 20,000,000 shares authorized,
     1,047,987 shares issued .............................................................................                5,239,935
   Paid-in capital .......................................................................................                5,280,118
   Retained deficit ......................................................................................                 (598,747)
   Accumulated other comprehensive income, net of
     income taxes of $6,547 ..............................................................................                  (12,710)
                                                                                                                       ------------
       Total shareholders' equity ........................................................................                9,908,596
                                                                                                                       ------------
       Total liabilities and shareholders' equity ........................................................             $ 30,391,411
                                                                                                                       ============

                            SOUTHCOAST COMMUNITY BANK
                             STATEMENT OF OPERATIONS
                      For the quarter ended March 31, 1999
                                   (Unaudited)

INTEREST INCOME
   Loans and fees on loans .............................................................................                $   366,146
   Investment securities ...............................................................................                     47,143
   Federal funds sold ..................................................................................                     48,748
                                                                                                                        -----------
       Total interest income ...........................................................................                    462,037

INTEREST EXPENSE
   Deposits and borrowings .............................................................................                    139,542
       Net interest income .............................................................................                    322,495

PROVISION FOR POSSIBLE LOAN LOSSES .....................................................................                    225,000
       Net interest income after provision for possible loan losses ....................................                     97,495

NONINTEREST INCOME
   Service fees on deposit accounts ....................................................................                     18,277
   Fees on loans sold ..................................................................................                     15,170
   Other ...............................................................................................                     24,610
                                                                                                                        -----------
       Total noninterest income ........................................................................                     58,057

NONINTEREST EXPENSES
   Salaries and employee benefits ......................................................................                    252,153
   Occupancy ...........................................................................................                     13,984
   Furniture and equipment .............................................................................                     32,577
   Advertising and public relations ....................................................................                     17,623
   Professional fees ...................................................................................                     15,715
   Travel and entertainment ............................................................................                     15,041
   Telephone, postage and supplies .....................................................................                     23,057
   Organizational and pre-opening ......................................................................                          -
   Other operating .....................................................................................                      8,998
                                                                                                                        -----------
       Total noninterest expenses ......................................................................                    379,148
       Loss before income taxes ........................................................................                   (223,596)

INCOME TAX BENEFIT .....................................................................................                     75,996
                                                                                                                        -----------
       Net loss ........................................................................................                $  (147,600)
                                                                                                                        ===========

NET LOSS PER COMMON SHARE ..............................................................................                $      (.14)
                                                                                                                        ===========

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING ...........................................................................                  1,047,987

                            SOUTHCOAST COMMUNITY BANK
                             STATEMENT OF CASH FLOWS
                      For the quarter ended March 31, 1999
                                   (Unaudited)


OPERATING ACTIVITIES
   Net loss ..........................................................................................                  $  (147,600)
   Adjustments to reconcile net loss to net cash provided by
     operating activities
     Deferred income taxes ...........................................................................                      (75,996)
     Provisions for loan losses ......................................................................                      225,000
     Depreciation and amortization ...................................................................                       25,563
     Increase in other assets ........................................................................                      (94,737)
     Increase in other liabilities ...................................................................                      101,073
                                                                                                                        -----------
         Net cash provided by operating activities ...................................................                       33,303
                                                                                                                        -----------
INVESTING ACTIVITIES
   Purchase of investment securities .................................................................                     (516,153)
   Increase in federal funds sold ....................................................................                     (920,000)
   Increase in loans, net ............................................................................                   (7,165,339)
   Purchase of property and equipment ................................................................                     (995,368)
                                                                                                                        -----------
Net cash used for investing activities ...............................................................                   (9,596,860)
                                                                                                                        -----------
FINANCING ACTIVITIES
   Increase in FHLB borrowings .......................................................................                       50,000
   Sale of stock, net ................................................................................                            -
   Net increase in deposits ..........................................................................                    9,723,582
                                                                                                                        -----------
         Net cash provided by financing activities ...................................................                    9,773,582
         Net increase in cash and cash equivalents ...................................................                      210,025

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .........................................................                    1,211,451
                                                                                                                        -----------
CASH AND CASH EQUIVALENTS, END OF YEAR ...............................................................                  $ 1,421,476
                                                                                                                        ===========

CASH PAID FOR
   Interest ..........................................................................................                  $    84,022
                                                                                                                        ===========

                            SOUTHCOAST COMMUNITY BANK
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (Unaudited)



                                                                                                        Accumulated
                                                        Common stock                                       other           Total
                                                        ------------           Paid-in       Retained  comprehensive   shareholders'
                                                   Shares        Amount        capital       deficit       income         equity
                                                   ------        ------        -------       -------       ------         ------


BALANCE, DECEMBER 31, 1998 ..................     1,047,987     $5,239,935    $5,280,118    $(451,147)    $  5,678     $ 10,074,584
                                                                                                                       ------------
   Net loss .................................             -              -             -     (147,600)           -         (147,600)
   Other comprehensive loss (net of income
     taxes of $9,473) .......................             -              -             -            -      (18,388)         (18,388)
                                                 ----------     ----------    ----------    ---------     --------     ------------
   Comprehensive loss .......................                                                                              (165,988)
                                                                                                                       ------------

BALANCE, MARCH 31, 1999 .....................     1,047,987     $5,239,935    $5,280,188    $(598,747)    $(12,710)    $  9,908,596
                                                 ==========     ==========    ==========    =========     ========     ============

Notes to Financial Statements


Note 1.   Basis of Presentation

          The accompanying unaudited financial statements have been prepared in accordance in generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB and item 310(b) of Regulation SB of the Securities Exchange Commission. Accordingly, they do not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, please refer to the financial statements and footnotes thereto for the Bank's fiscal year ended December 31, 1998.

Note 2.  Summary of organization

          The Bank was incorporated June 16, 1998 under the laws of the State of South Carolina for the purpose of operating as a de novo bank. The Bank sold 952,713 shares of common stock to the public under an initial public offering price of $12 per share. The Bank also obtained regulatory approval to operate as a South Carolina chartered bank and opened for business on July 20, 1998, with a total capitalization of $10.5 million. The Bank provides full commercial banking services to customers and is subject to regulation by the Federal Deposit Insurance Corporation and the South Carolina Board of Financial Institutions.

                                    PART III

Item 1.  Index to Exhibits

         See Exhibit Index



Item 2.  Description of Exhibits

Exhibit No.                Description

*2.1                       Articles of Incorporation of Registrant
*2.2                       Bylaws of Registrant
*27                        Financial Data Schedule



*Previously Filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this second amendment of its registration statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Southcoast Financial Corporation

                                          s/L. Wayne Pearson
November 24, 1999                    By:----------------------------------------
                                        L. Wayne Pearson
                                        President and Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit No.                Description

*2.1                       Articles of Incorporation of Registrant
*2.2                       Bylaws of Registrant
*27                        Financial Data Schedule

*Previously Filed